

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 22, 2010

Mr. George Ring
Chief Executive Officer and Acting Principal Financial Officer
New Green Technologies, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

Re: Renewable Energy Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed October 30, 2008

New Green Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 20, 2009
Forms 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 13, 2008
Forms 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 19, 2008

File No. 0-29743

Dear Mr. Ring:

We issued comments to you on the above captioned filings on **August 28, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **February 5, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **February 5, 2010,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Branch Chief